UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-40952

Babylon Holdings Limited

1 Knightsbridge Green

London, SW1X 7QA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Update on Financial Outlook

Babylon Holdings Limited (the “Company,” “Babylon” or “our”) plans to participate in meetings with the investment community in conjunction with the BTIG MedTech, Digital Health, Life Science & Diagnostic Tools Conference on Wednesday, February 16 and Thursday, February 17, 2022.

During these meetings, the Company’s management intends to discuss the following updated expectations:

•	Revenue for the year ended December 31, 2021 slightly exceeded the target of $321 million, representing a 4x increase over 2020 revenue.

•	Reaffirm revenue guidance for 2022 ranging from $900 million to $1 billion, a 3x increase over 2021 revenue.

•

Adjusted EBITDA for 2022 expected to be (30)% of revenue. In comparison, the Adjusted EBITDA for 2020 was (184)% of revenue. The Company expects to continue to see this trend of declining Adjusted EBITDA loss as a percentage of revenue. Given the stronger than expected growth in revenue, the Company is evaluating the timing to achieve positive Adjusted EBITDA, but does not expect to do so in 2023 as it invests in the additional growth.

•

The Adjusted EBITDA loss expectation for 2022 reflects significant revenue and growth in value-based care contracting to over 270,000 members on January 1, 2022. With increased penetration of new value-based care business to the overall mix, the Company will invest in expanding the virtual provider network and incremental support to new members.

The 2021 revenue results described above are preliminary, unaudited and subject to change in connection with the completion of the Company’s financial closing process and the preparation of its audited financial statements for 2021.

We define Adjusted EBITDA, a non-IFRS financial measure, as profit (loss), adjusted for depreciation, amortization, net finance income (costs), income taxes, share-based compensation, impairment expenses, foreign exchange gains or losses, gains or losses on sale of subsidiaries, recapitalization transaction expense, change in fair value of warrant liabilities and gains on the remeasurement of equity interests. Loss for the period is the most directly comparable IFRS measure to Adjusted EBITDA. We believe that Adjusted EBITDA is a useful metric for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. Adjusted EBITDA has certain limitations, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because some issuers calculate Adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

A reconciliation of 2020 Adjusted EBITDA to IFRS loss, the closest comparable IFRS financial measure, and the calculation of IFRS loss and Adjusted EBITDA loss, each as a percentage of 2020 revenue, is presented in the table below.

We are not able to reconcile projected 2022 Adjusted EBITDA to its most directly comparable IFRS measure as we are not able to forecast IFRS loss on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect IFRS loss for the period, including, but not limited to, impairment expense, share-based compensation, foreign exchange gains or losses and gains and losses on sale of subsidiaries. Adjusted EBITDA should not be used to predict IFRS loss as the difference between the two measures is variable and may be significant.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this Report on Form 6-K, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our ability to recognize the anticipated benefits of our recent acquisitions, which may be affected by, among other things, our ability to integrate operations, resources and systems, maintain relationships with customers and suppliers and retain management and key employees; our future financial and operating results; the growth of our business and organization; our failure to compete successfully; our dependence on our relationships with physician-owned entities to hold contracts and provide healthcare services; our ability to maintain and expand a network of qualified providers; our ability to attract new customers and expand member enrollment with existing clinical services and Babylon 360 customers; our ability to retain existing customers and existing customers’ willingness to license additional applications and services from us; a significant portion of our revenue comes from a limited number of customers; a portion of our revenue is subject to the achievement of performance metrics and healthcare cost savings and may not be representative of revenue for future periods; the significant risks associated with estimating the amount of revenue that we recognize under our value-based care agreements with health plans; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; and the other risks and uncertainties identified in Babylon’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021, as amended or supplemented from time to time, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this Report on Form 6-K.

IFRS Loss for the Period to Adjusted EBITDA Reconciliation

(In thousands)	Year Ended December 31, 2020
IFRS Loss for the Period	(188,030)
Adjustments to calculate EBITDA:
Depreciation and amortization	14,487
Finance costs and income	3,920
Tax provision/(benefit)	4,639

EBITDA	(164,984)
Adjustments to calculate Adjusted EBITDA:
Share-based compensation	9,557
Impairment expense	6,436
Exchange loss	2,836

Adjusted EBITDA	(146,155)

Revenues	79,272

IFRS Loss for the Period as a Percentage of Revenue	237%
Adjusted EBITDA loss as a Percentage of Revenue	184%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: February 16, 2022	/s/ Charlie Steel
Charlie Steel
Chief Financial Officer